Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: April 14, 2022

D-Orbit Enters Agreement with Beyond Gravity for the

Supply of Space Rider Structural Components

D-Orbit Enters Agreement with Beyond Gravity for the Supply of Space Rider Structural Components

Companies to Collaborate in CFRP Manufacturing of Structure Project for the European Space Agency’s Space Rider Reusable Space Vehicle

Fino Mornasco, Italy – April 14, 2022 – D-Orbit, the space logistics and orbital transportation company, today announced the signing of a subcontract with space company Beyond Gravity, under which D-Orbit will deliver lightweight carbon fiber-reinforced polymer (CFRP) tools and metallic structural components for the European Space Agency’s Space Rider reusable space vehicle. The financial terms of the transaction were not disclosed.

D-Orbit was selected for its experience and established know-how in space projects. It will supply the CFRP tooling and metallic structural flight hardware components. D-Orbit will also coordinate and monitor the work of Italian suppliers, to ensure that the production and documentation follows the space industry’s best practices.

“Beyond Gravity is one of the leading European companies in satellite structures, and their decision to partner with us is an exciting milestone for D-Orbit,” said Renato Panesi, Ph.D., D-Orbit’s Chief Commercial Officer. “We believe this kind of project, featuring collaboration between traditional and New Space companies, is essential for the future of the new space economy. We look forward to working closely with the Beyond Gravity team.”

“As a leading supplier of products for the space industry, it is important for us to keep our finger on the pulse and continue to offer the best solutions for tomorrow’s market, also thanks to partnerships with innovative and reliable players such as D-Orbit,” says Eric Wiesmann, Director Subsystems, Thermal and Structures at Beyond Gravity Space.

The Space Rider spacecraft, which will be built by prime contractor Thales Alenia Space, is an automatic, uncrewed laboratory designed to perform technology demonstration and pharmaceutics, biomedicine, biology, and physical science experiments over missions lasting up to two months. A key feature of Space Rider is the ability to re-enter the atmosphere to return experiment results, land on a runway, and fly multiple times, a mission profile that will validate Europe’s know-how in operating missions in low Earth orbit. Space Rider’s maiden mission is expected to launch in 2023.

About D-Orbit and Its Proposed Business Combination with Breeze Holdings

D-Orbit is a market leader in the space logistics and transportation services industry with a track record of space-proven technologies and successful missions.

Founded in 2011, before the dawn of the New Space market, D-Orbit is the first company addressing the logistics needs of the space market. ION Satellite Carrier, for example, is a space vehicle that can transport satellites in orbit and release them individually into distinct orbital slots, reducing the time from launch to operations by up to 85% and the launch costs of an entire satellite constellation by up to 40%. ION can also accommodate multiple third-party payloads like innovative technologies developed by startups, experiments from research entities, and instruments from traditional space companies requiring a test in orbit.

D-Orbit Enters Agreement with Beyond Gravity for the Supply of Space Rider Structural Components

D-Orbit is a space infrastructure pioneer with offices in Italy, Portugal, the UK, and the US; its commitment to pursuing business models that are profitable, friendly for the environment, and socially beneficial, led to D-Orbit S.p.A. becoming the first certified B-Corp space company in the world.

As previously announced on January 27, 2022, D-Orbit has entered into a business combination agreement among Breeze Holdings Acquisition Corp. (“Breeze Holdings”) (NASDAQ: BREZ), a publicly traded special purpose acquisition company, D-Orbit and a newly formed joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) pursuant to which Holdco will become the publicly traded parent company of Breeze Holdings and D-Orbit upon the closing of the transactions. The transaction is expected to close in the third quarter of 2022, subject to the satisfaction of customary closing conditions, including certain governmental approvals and the approval of the shareholders of Breeze Holdings and the contribution of the D-Orbit shares by the D-Orbit shareholders.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.

About Beyond Gravity

Beyond Gravity, headquartered in Zurich, Switzerland, and formerly known as RUAG Space is the first space company to combine a startup mindset, agility, speed and innovation with decades of experience and proven quality. Approximately 1600 employees at 12 locations in six countries (Switzerland, Sweden, Austria, Germany, USA and Finland) develop and manufacture products for satellites and launch vehicles with the goal of advancing humankind and enabling the exploration of the world and beyond. Beyond Gravity is the preferred supplier of structures for all types of launch vehicles and a leader in selected satellite products and for constellations in the New Space sector. www.beyondgravity.com

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination transaction, Holdco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of Holdco with respect to the ordinary shares of Holdco to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to Breeze Holdings’ and D-Orbit’s stockholders. Each of Holdco and Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND D-ORBIT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings or Holdco through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings or Holdco will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

D-ORBIT S.p.A. I dorbit.space I d-orbit@pec.deorbitaldevices.com

Registered Office and Headquarters: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

Como Business Register n. 07373150965 I Paid Share Capital 111,347.00 € I VAT IT 07373150965

D-Orbit Enters Agreement with Beyond Gravity for the Supply of Space Rider Structural Components

Participants in the Solicitation

Breeze Holdings and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Breeze Holdings in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022. D-Orbit and Holdco may also be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction and the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the space economy, the success and customer acceptance of D-Orbit’s product and service offerings, and other aspects of D-Orbit’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Breeze Holdings’ securities; (iv) the risk that the transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (v) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of Breeze Holdings, the consummation of the exchange by the D-Orbit stockholders, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings and the receipt of any governmental and regulatory approvals; (vi) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (viii) the impact of COVID-19 on D-Orbit’s business and/or the ability of the parties to complete the proposed transaction; (ix) the effect of the announcement or pendency of the transaction on D-Orbit’s business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of D-Orbit and potential difficulties in D-Orbit employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against D-Orbit or Breeze Holdings related to the business combination agreement or the proposed transaction; (xii) the ability to obtain and maintain the listing of Holdco’s securities and the ability to maintain Breeze Holdings’ securities, in each case on the NASDAQ Stock Market; (xiii) potential volatility in the price of Breeze Holdings’ and Holdco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which D-Orbit operates, variations in performance across competitors, changes in laws and regulations affecting D-Orbit’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which D-Orbit operates; (xvi) the inability of D-Orbit and its current and future collaborators to successfully develop and commercialize D-Orbit’s services in the expected time frame or at all; (xvii) the risk that the post-combination company may never achieve or sustain profitability; (xviii) Holdco’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xix) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xx) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xxi) the risk that orders that have been placed by customers for launches with D-Orbit are cancelled or modified; (xxii) that the material weaknesses in D-Orbit’s internal control over financial reporting, if not corrected, could adversely affect the reliability of D-Orbit’s financial reporting; (xxiii) the risk of regulatory lawsuits or proceedings relating to D-Orbit’s services; (xxiv) the risk that D-Orbit is unable to secure or protect its intellectual property; and (xxv) the risk factors as set forth in the D-Orbit Investor Presentation, dated March 2022. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings or Holdco from time to time. The forward-looking statements included in this press release are made only as of the date hereof.

D-ORBIT S.p.A. I dorbit.space I d-orbit@pec.deorbitaldevices.com

Registered Office and Headquarters: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

Como Business Register n. 07373150965 I Paid Share Capital 111,347.00 € I VAT IT 07373150965

D-Orbit Enters Agreement with Beyond Gravity for the Supply of Space Rider Structural Components

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Holdco or Breeze Holdings may file with the SEC or send to Breeze Holdings’ or D-Orbit’s stockholders in connection with the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Patrizia Tammaro Silva – Investor Relations

patrizia.tammaro@dorbit.space

Elena Sanfilippo Ceraso – Media Manager

comms@dorbit.space

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D-ORBIT S.p.A. I dorbit.space I d-orbit@pec.deorbitaldevices.com

Registered Office and Headquarters: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

Como Business Register n. 07373150965 I Paid Share Capital 111,347.00 € I VAT IT 07373150965

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